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Matthew Hall • You
Fungi are the frontier.
1mo •

Now is your chance! Link in comments.

MIDNIGHT HARVEST
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

Josh McGinnis and 23 others · 4 comments

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